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                             May 24, 2023

       Peter Benevides
       Chief Financial Officer
       Olo Inc.
       99 Hudson Street
       10th Floor
       New York, NY 10013

                                                        Re: Olo Inc.
                                                            Form 8-K dated
February 22, 2023
                                                            Response dated May
10, 2023
                                                            File No. 001-40213

       Dear Peter Benevides:

               We have reviewed your May 10, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 27, 2023 letter.

       Form 8-K Filed February 23, 2023

       Exhibit 99.1, page 1

   1. We note your response to comment 1. Please tell us the Net income, non-GAAP effective tax rate for each
period presented and explain why it's reasonable. Also, explain why it's appropriate to use GAAP
tax benefits considering your history of significant Net income, non-GAAP. In this
regard, you should include current and deferred income tax expense commensurate with this
non-GAAP measure of profitability. Refer to Question 102.11 of the Non-GAAP Financial
Measures Compliance & Disclosure Interpretations.
              You may contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 with any questions.
 Peter Benevides
Olo Inc.
May 24, 2023
Page 2




FirstName LastNamePeter Benevides   Sincerely,
Comapany NameOlo Inc.
                                    Division of Corporation Finance
May 24, 2023 Page 2                 Office of Trade & Services
FirstName LastName